[Citigroup Letterhead]
Tina Locatelli
Senior Counsel, Capital Markets

                   Tel (212) 793-2747
                          Fax (212) 793-1668
                                                  locatellit@citigroup.com

 May 16, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attn: John Stickel (via facsimile and EDGAR)

Re:  Citicorp Residential Mortgage Securities, Inc.
Registration Statement on Form S-3, File No. 333-132319

Dear Mr. Stickel:

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of Citicorp Residential Mortgage
Securities, Inc. (“CRMSI”), I hereby request acceleration of the effective date of the above-referenced
Registration Statement on Form S-3 to 12 p.m. on May 19, 2006 or as soon thereafter as may be practicable.

I acknowledge, on behalf of CRMSI, that should the Securities and Exchange Commission (the
“Commission”) or the Staff of the Division of Corporate Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement, and I represent, on behalf of CRMSI, that
CRMSI will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal laws of the United States.

I further acknowledge, on behalf of CRMSI, that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve CRMSI from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Please call me at (212) 793-2747 should you have any questions regarding the above.

Sincerely,

/s/ Tina Locatelli

Tina Locatelli

cc:   Michael S. Zuckert, General Counsel, Finance and Capital Markets, Citigroup Inc.
    Edward J. Gabriel, General Counsel, Citicorp Trust Bank fsb
    Katherine I. Crost, Orrick, Herrington & Sutcliffe LLP